SEC FILE NUMBER 001-36861

CUSIP NUMBER 55024U109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _______________________
FORM 12b-25
 ___________________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 26, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Lumentum Holdings Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

400 North McCarthy Boulevard
Address of Principal Executive Office (Street and Number)
Milpitas, California 95035
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lumentum Holdings Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (the “Form 12b-25) with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2015 (the “Quarterly Report”). The Company has determined that it is unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense as a result of delays encountered by the Company in the preparation of the Company’s financial statements for the fiscal quarter ended September 26, 2015. The Company commenced operations as an independent, publicly-traded company pursuant to the distribution by Viavi Solutions Inc. (“Viavi”) of a portion of the Company’s shares to Viavi’s stockholders effective August 1, 2015 (the “Separation”). The delay in the preparation of the Company’s financial statements for the fiscal quarter ended September 26, 2015 is caused by delays in completing the carve-out financials for the five week stub period prior to the Separation while the Company was still an operating segment of Viavi. The Company expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date.
The statement concerning the Company’s expectation regarding the timing of the filing of the Quarterly Report is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by this statement. This statement is subject to certain risks and uncertainties, including the Company’s, or its independent auditors, inability to complete the work required to file the Quarterly Report in the time frame that is anticipated. The forward-looking statements contained in this Form 12b-25 are made as of the date hereof and the Company assumes no obligation to update such statements, except as required by applicable law.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Aaron Tachibana	(408)	546-5483
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐   Yes     ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Lumentum Holdings Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2015	By:	/s/ Aaron Tachibana
Aaron Tachibana
Chief Financial Officer (Principal Financial Officer)